Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated March 14, 2014, with respect to the consolidated financial statements and financial statement schedule as of December 31, 2013 and for each of the two years in the period ended December 31, 2013 included in the Annual Report on Form 10-K for the year ended December 31, 2014 of American Realty Capital Daily Net Asset Value Trust, Inc., which is incorporated by reference in this Registration Statement. We consent to the incorporation by reference in the Registration Statement of the aforementioned report, and to the use of our name as it appears under the caption “Experts.”

/s/ Grant Thornton LLP

New York, New York

April 29, 2015